                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429
                             ----------------------

                                    FORM 10-Q

                          QUARTERLY REPORT PURSUANT TO
                                  Section 13 of
                       The Securities Exchange Act of 1934
                         FOR QUARTER ENDED JUNE 30, 1999

                          FDIC Certificate No. 17007-1


                            FIRST MUTUAL SAVINGS BANK
                            -------------------------
                  (Exact name of bank as specified in charter)


                                   WASHINGTON
                                   ----------
                            (State of incorporation)


                                   91-0594387
                                   ----------
                     (I.R.S. Employee Identification Number)


                  400 108th Avenue N.E., Bellevue, WA      98004
                  ----------------------------------------------
                       (Address of principal office)     (Zip code)


          Bank's telephone number, including area code: (425) 455-7300
                                                        --------------

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports),


                   Yes    X                       No      _____
                       -------

and (2) has been subject to such filing requirements for the past 90 days.


                   Yes    X                       No      _____
                       -------

Number of Shares of Capital Stock Outstanding
at June 30, 1999                                                    4,679,058
                                                                    ---------

Item 1.  Financial Statements



                   FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                      June 30                 Dec. 31
ASSETS                                                                                  1999                    1998
------                                                                                -------                 --------
CASH AND CASH EQUIVALENTS:
  Interest-earning deposits                                                      $     158,745            $     216,953
  Noninterest-earning demand deposits
    and cash on hand                                                                 5,157,057                5,312,192
                                                                                    ----------               ----------

                                                                                     5,315,802                5,529,145

MORTGAGE-BACKED AND OTHER SECURITIES
  AVAILABLE FOR SALE                                                                18,350,508               20,336,611

LOANS RECEIVABLE, HELD FOR SALE                                                     14,104,231               27,370,815

MORTGAGE-BACKED AND OTHER SECURITIES
   HELD TO MATURITY                                                                 91,148,362               61,764,431

  LOANS RECEIVABLE                                                                 391,974,986              365,104,245
  RESERVE FOR LOAN LOSSES                                                           (5,984,891)              (5,569,431)
                                                                                    ----------              -----------

LOANS RECEIVABLE, NET                                                              385,990,095              359,534,814

ACCRUED INTEREST RECEIVABLE                                                          3,447,637                3,311,122

LAND, BUILDINGS AND EQUIPMENT, NET                                                   5,478,103                5,536,748

FEDERAL HOME LOAN BANK (FHLB) STOCK,                                                 5,059,400                4,876,500
     at cost
MORTGAGE SERVICING RIGHTS                                                              274,708                  356,585

OTHER ASSETS                                                                         1,193,434                  613,368
                                                                                    ----------                 --------

TOTAL                                                                            $ 530,362,280            $ 489,230,139
                                                                                 =============            =============


                         FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                       (CONTINUED)


                                                                                June 30                      Dec. 31
                                                                                  1999                         1998
                                                                                -------                      -------
                                                                               (Unaudited)
LIABILITIES:
  Deposits:
    Investor custodial checking                                              $   4,503,153                $   8,146,226
    Money market deposit and
      checking accounts                                                         98,910,339                   90,773,090
    Regular savings                                                             11,062,342                   12,247,457
    Time Deposits                                                              280,809,939                  300,084,375
                                                                              ------------                 ------------

               Total deposits                                                  395,285,773                  411,251,148

  Drafts payable                                                                 1,592,464                    4,382,611
  Accounts payable and other liabilities                                         3,513,482                    5,652,174
  Advance payments by borrowers for
    taxes and insurance                                                          1,529,356                    1,517,253
  FHLB advances                                                                 91,543,000                   31,765,000

               Total liabilities                                               493,464,075                  454,568,186

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value-
    Authorized, 10,000,000 shares
    Issued and outstanding, 4,679,058
      and 4,247,275 shares, respectively                                         4,679,058                    4,247,275
  Additional paid-in capital                                                    31,136,128                   25,848,681
  Employee Stock Ownership Plan debt                                              (341,171)                    (603,738)
  Retained earnings                                                              1,954,264                    5,181,720
  Accumulated other comprehensive income(loss):
    Unrealized (loss) on securities available for sale,
    net of federal income tax                                                     (530,074)                     (11,985)
                                                                                  ---------                     --------

               Total stockholders' equity                                       36,898,205                   34,661,953
                                                                               -----------                  -----------

TOTAL                                                                        $ 530,362,280                $ 489,230,139
                                                                            ==============               ==============

                                       FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF INCOME

                                                             Quarters ended June 30                Six Months ended June 30
                                                            1999                 1998              1999                 1998
                                                            ----                 ----              ----                 ----
                                                                   (Unaudited)



INTEREST INCOME:
  Loans Receivable                                           $8,511,265           $8,801,348       $16,937,060         $ 17,151,596
  Mortgage-backed and related securities                        957,172              306,116         1,790,858              697,669
  Interest-earning deposits with banks                            9,246               13,957            20,634               19,133
  FHLB stock dividends                                           89,827               88,987           183,015              175,347
  U.S. Treasury, government agency
    and other securities                                        693,030              597,280         1,351,286            1,315,186
                                                               --------             --------        ----------           ----------

                                                             10,260,540            9,807,688        20,282,853           19,358,931

INTEREST EXPENSE:
  Deposits                                                    4,550,101            4,998,402         9,265,195            9,781,598
  FHLB advances and other                                     1,029,845              506,828         1,794,541            1,067,865
                                                             ----------             --------        ----------           ----------

                                                              5,579,946            5,505,230        11,059,736           10,849,463
                                                             ----------           ----------       -----------          -----------

  Net interest income                                         4,680,594            4,302,458         9,223,117            8,509,468

PROVISION FOR LOAN LOSSES                                       285,000              100,000           435,000              200,000
                                                               --------             --------          --------             --------
  Net interest income, after provision
   for loan losses                                            4,395,594            4,202,458         8,788,117            8,309,468

OTHER OPERATING INCOME (EXPENSE):
  Gain(Loss) on sales of loans                                  382,702              306,518           776,388              981,858
  Servicing fees, net of amortization                           114,217              129,216           229,363              254,622
  Fees on deposits                                               92,980               50,083           161,198               99,281
  Other                                                         183,701              182,578           401,481              369,855
                                                               --------             --------          --------             --------
               Total other operating income                     773,600              668,395         1,568,430            1,705,616

BALANCE, carried forward                                      5,169,194            4,870,853        10,356,547           10,015,084

                          FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF INCOME
                                         (CONTINUED)

                                                           Quarters ended June 30                  Six Months ended June 30
                                                        1999                  1998              1999                 1998
                                                        -----                 -----             -----                ----
                                                                (Unaudited)

BALANCE, brought forward                                 $ 5,169,194          $ 4,870,853      $ 10,356,547       $ 10,015,084

OPERATING EXPENSES:
  Salaries and employees benefits                          1,680,137            1,899,008         3,630,156          4,146,972
  Occupancy                                                  346,264              344,142           689,201            687,765
  Other                                                      917,851              692,406         1,649,587          1,365,739
                                                            --------             --------        ----------         ----------

          Total other operating expenses                   2,944,252            2,935,556         5,968,944          6,200,476
                                                          ----------           ----------        ----------         ----------

          Income before federal income taxes               2,224,942            1,935,297         4,387,603          3,814,608

FEDERAL INCOME TAXES                                         754,783              658,001         1,488,388          1,296,967
                                                            --------             --------        ----------         ----------



NET INCOME                                                $1,470,159           $1,277,296        $2,899,215         $2,517,641
                                                         ===========          ===========       ===========        ===========

PER SHARE DATA(1):
BASIC EARNINGS PER COMMON SHARE                                $0.31                $0.27             $0.62              $0.55
                                                              ======               ======            ======             ======
EARNINGS PER COMMON SHARE-ASSUMING DILUTION                    $0.31                $0.27             $0.61              $0.53
                                                              ======               ======            ======             ======

WEIGHTED AVERAGE SHARES OUTSTANDING                        4,672,243            4,655,635         4,672,123          4,603,671
                                                          ==========           ==========        ==========         ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
  INCLUDING DILUTIVE STOCK OPTIONS                         4,760,023            4,775,679         4,760,821          4,752,097
                                                          ==========           ==========        ==========         ==========

(1) Comparative Earnings Per Share data for the prior year has been restated to conform with Statement of Financial Accounting Standards No. 128. See Note 5.

                                   FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                               (UNAUDITED)



                                            Common stock     Additional                Employee Stock     Accumulated
                                            ------------       paid-in      Retained     Ownership       Comprehensive
                                          Shares    Amount     capital      earnings     plan debt       Income(loss)   Total
                                          ------    ------     -------      --------     ---------       ------------   -----

BALANCE, JANUARY 1, 1997               3,680,141   3,680,141   19,941,490   4,805,295    (1,024,111)         (6,752)   27,396,063
  Options exercised                       76,890      76,890      552,607                                                 629,497
  10% stock dividend                     368,196     368,196    4,388,676  (4,756,872)
  Repayment of employee stock
    ownership plan debt                                                                     152,541                       152,541
  Cash dividends declared
    ($.50 per share) (1)                                                   (2,046,925)                                 (2,046,925)
  Comprehensive income:
    Net income                                                              4,518,680                                   4,518,680
    Other comprehensive
     income(loss)--Change in
      unrealized losses on
       securities available for
        sale, net of federal
         income tax                                                                                           1,972         1,972
                                                                                                                            -----
    Comprehensive income                                                                                                4,520,652

                                       ---------   ---------   ----------  -----------   -----------     -----------   ----------
BALANCE, DECEMBER 31, 1997             4,125,227   4,125,227   24,882,773   2,520,178      (871,570)         (4,780)   30,651,828
  Options exercised                      122,048     122,048      965,908                                               1,087,956
  Repayment of employee stock
    ownership plan debt                                                                     267,832                       267,832
  Cash dividends declared
    ($.60 per share) (1)                                                   (2,546,154)                                 (2,546,154)
  Comprehensive income:
     Net income                                                             5,207,696                                   5,207,696
     Other comprehensive
      income(loss)--Change in
       unrealized losses on
        securities available for
         sale, net of federal
          income tax                                                                                         (7,205)       (7,205)
                                                                                                                      ------------
     Comprehensive income                                                                                               5,200,491
                                      ---------   ----------  -----------  -----------  -----------     -----------   ------------
BALANCE, DECEMBER 31, 1998            4,247,275   $4,247,275  $25,848,681  $ 5,181,720  $  (603,738)    $   (11,985)   $34,661,953
  Options exercised                       7,300        7,300       34,470                                                   41,770
  10% stock dividend                    424,483      424,483    5,252,977   (5,677,460)
  Repayment of employee stock
    ownership plan debt                                                                     262,567                        262,567
  Cash dividends declared
    ($.10 per share) (1)                                                      (449,211)                                   (449,211)
  Comprehensive income:
     Net income                                                              2,899,215                                   2,899,215
     Other comprehensive
      income(loss)--Change in
       unrealized losses on
        securities available for
         sale, net of federal
          income tax                                                                                       (518,089)      (518,089)
                                                                                                                      ------------
     Comprehensive Income                                                                                                2,381,126
                                      ---------   ----------  -----------  -----------   -----------     -----------  ------------
BALANCE, JUNE 30, 1999                4,679,058   $4,679,058  $31,136,128  $ 1,954,264   $ (341,171)     $ (530,074)  $ 36,898,205
                                      =========   ==========  ===========  ===========   ===========     ===========  ============


(1) Cash dividends declared divided by weighted average shares outstanding of 4,062,824 in 1997, 4,215,764 in 1998 and 4,672,123 in 1999.

                                       FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                     Six months ended June 30
                                                                     ------------------------
                                                                   1999                     1998
                                                                   ----                     ----
                                                                              (Unaudited)
OPERATING ACTIVITIES:
  Net income                                                   $  2,899,215            $  2,517,641
  Adjustments to reconcile net cash
     provided (used) by operating activities:
    Provision for loan losses                                       435,000                 200,000
    Depreciation                                                    275,577                 262,740
    Deferred loan origination fees, net of accretion                (30,907)                138,877
    Amortization of Mortgage servicing rights                        96,842                 233,901
    (Gain) Loss on sales of loans                                  (842,493)             (1,266,352)
    (Gain) Loss on sale of repossessed real estate                  (17,029)
    FHLB stock dividends                                           (182,900)               (175,200)
    Cash provided (used) by changes in
      operating assets and liabilities:
        Loans receivable held for sale                           13,266,584              (8,820,716)
        Accrued interest receivable                                (136,515)                (74,560)
        Other assets                                               (580,066)               (580,667)
        Drafts payable                                           (2,790,147)               (170,207)
        Accounts payable, federal income
         taxes and other liabilities                               (520,074)              1,300,854
        Advance payments by borrowers for
         taxes and insurance                                         12,103                  38,622
                                                               -------------           -------------

  Net cash provided (used) by operating activities               11,885,190              (6,395,067)

INVESTING ACTIVITIES:
  Loan originations                                             (93,369,554)            (98,440,636)
  Loan principal repayments                                      63,456,650              65,981,227
  Increase (decrease) in undisbursed loan proceeds                2,829,328               7,258,029
  Principal repayments & redemptions on mortgage-backed
    and other securities                                         11,545,366              29,015,311
  Purchase of mortgage-backed and other securities              (39,717,343)            (18,000,000)
  Purchase of mortgage-backed securities available for sale               -
  Purchases of premises and equipment                              (245,408)               (365,290)
  Proceeds from sale of Loans                                     1,301,940               1,407,607
  Proceeds from sale of Real Estate Held for Sale                   119,738                 210,270
                                                               -------------           -------------
    Net cash provided (used) by
      investing activities, carried forward                     (54,079,283)            (12,933,482)

                      FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Continued)


                                                                                           Six months ended June 30
                                                                                           ------------------------
                                                                                       1999                       1998
                                                                                       ----                       ----
                                                                                                  (Unaudited)
BALANCE,  net cash provided (used) by
     investing activities, brought forward                                           $ (54,079,283)             $ (12,933,482)

FINANCING ACTIVITIES:
     Net increase (decrease) in deposit accounts                                       (25,394,016)                16,719,398
     Interest credited to deposit accounts                                               9,428,641                  9,730,349
     Proceeds from FHLB advances                                                       208,570,000                107,744,000
     Repayment of FHLB advances                                                       (148,792,000)              (112,294,000)
     Dividends paid                                                                     (2,126,816)                (1,859,349)
     Proceeds from exercise of stock options                                                32,374                    529,105
     Repayment of Employee Stock Ownership debt                                            262,567                    242,856
                                                                                     --------------             --------------


     Net cash provided (used) by financing activities                                   41,980,750                 20,812,359
                                                                                     --------------             --------------

NET INCREASE IN CASH AND CASH
   EQUIVALENTS                                                                            (213,343)                 1,483,810

CASH:
  Beginning of year                                                                      5,529,145                  5,909,165
                                                                                     --------------             --------------

  End of quarter                                                                       $ 5,315,802                $ 7,392,975
                                                                                     ==============             ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
           INFORMATION:
     Loans originated for mortgage banking activities                                $  77,644,400              $ 108,760,208
     Loans originated for investment activities                                         93,369,554                 98,440,636
                                                                                     --------------             --------------

     Total loans originated for mortgage banking
            activities and investment activities                                     $ 171,013,954               $207,200,844
                                                                                    ===============             ==============

    Cash paid during six months ended June 30
            Interest                                                                 $  11,000,749               $ 10,785,597
                                                                                    ===============             ==============

             Income taxes                                                              $ 1,760,155                  $ 795,000
                                                                                    ===============            ===============


SUPPLEMENTAL DISCLOSURES OF NONCASH
           INVESTING ACTIVITIES:

     Loans transferred to (from) real estate
             held for sale, net                                                     $            --                 $ 230,299
                                                                                    ===============             ===============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations.


NOTE 2.

MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale at June 30, 1999 and December 31, 1998 are summarized as follows:




                                                                               Gross              Gross           Estimated
                                                        Amortized            unrealized         unrealized         fair
                                                          cost                 gains              losses           value
                                                          ----                 -----              ------           -----
JUNE 30, 1999:
FHLMC securities                                         $ 483,938           $ 22,835              5,496          $ 501,277
FNMA securities                                         16,732,135             24,705            745,989         16,010,851
GNMA securities                                          1,937,319                  -             98,939          1,838,380
                                                      ------------           --------          ---------       ------------
                                                      $ 19,153,392           $ 47,540          $ 850,424       $ 18,350,508
                                                      ============           ========          =========       ============

DECEMBER 31, 1998:
FHLMC securities                                         $ 648,646           $ 17,941                             $ 666,587
FNMA securities                                         17,679,888             35,825             41,675         17,674,038
GNMA securities                                          1,996,385                  -                399          1,995,986
                                                      ------------           --------          ---------       ------------
                                                      $ 20,324,919           $ 53,766          $  42,074       $ 20,336,611
                                                      ============           ========          =========       ============


NOTE 3.

MORTGAGE-BACKED AND OTHER SECURITIES HELD TO MATURITY

The amortized cost and estimated fair value of mortgage-backed and other securities is summarized as follows:



                                                                               Gross               Gross          Estimated
                                                        Amortized            unrealized          unrealized          fair
                                                          cost                 gains              losses            value
                                                          ----                 -----              ------            -----
JUNE 30, 1999:
FNMA certificates                                     $ 42,230,958           $ 162,985         $ 1,199,752      $ 41,194,191
FHLMC certificates                                       2,229,602              24,184                             2,253,786
U.S. Government Agency securities                       42,646,231             229,895             967,221        41,908,905
Merrill Lynch corporate bond                             2,539,480                                  97,255         2,442,225
Municipal bonds                                            626,328                                  16,339           609,989
REMICS                                                     875,763              21,155                   -           896,918
                                                      ------------          ----------         -----------          -------
                                                      $ 91,148,362           $ 438,219         $ 2,280,567      $ 89,306,014
                                                      ============          ==========         ===========      ============

DECEMBER 31, 1998:
FNMA certificates                                     $ 14,241,885          $ 238,948            $ 14,235       $ 14,466,598
FHLMC certificates                                       3,555,875             14,470               4,180          3,566,165
U.S. Government Agency securities                       38,643,616            656,784             151,235         39,149,165
Merrill Lynch corporate bond                             2,544,950                                 33,450          2,511,500
Municipal bonds                                            627,083                                 36,313            590,770
REMICS                                                   1,151,194             31,631                              1,182,825
U.S. Treasury securities                                   999,828                172                   -          1,000,000
                                                      ------------          ---------           ---------        -----------
                                                      $ 61,764,431          $ 942,005           $ 239,413        $62,467,023
                                                      ============          =========           =========        ===========

NOTE 4.
NONPERFORMING ASSETS

The Bank had nonperforming assets as follows.


                                                              June 30, 1999:          December 31, 1998
                                                              --------------          -----------------
Nonperforming loans                                                 $286,661               $298,503

Real Estate Held for Sale                                              9,613                 37,628
                                                                   ---------               --------
Totals                                                              $296,274               $336,131
                                                                   =========               ========


  At June 30, 1999 and December 31, 1998, First Mutual Bank had no impaired loans as defined under Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan."


NOTE 5.
EARNINGS PER SHARE

  Basic Earnings Per Share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted-average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for quarters and years ending June 30, 1999 and June 30, 1998:


                                                                        Income                 Shares                    Per share
                                                                     (numerator)           (denominator)                  amount
                                                                     --------------------------------------------------------------
Quarter ended June 30, 1999
---------------------------
   Basic EPS:

     Income available to common shareholders                         $    1,470,159           4,672,243                 $     0.31
                                                                                                                        ==========

   Effect of dilutive stock options                                               -              87,780
                                                                     --------------     ---------------

   Diluted EPS:
     Income available to common shareholders
       plus assumed stock options exercise                           $    1,470,159           4,760,023                 $     0.31
                                                                     =============================================================

Year ended June 30, 1999
------------------------
   Basic EPS:
     Income available to common shareholders                         $    2,899,215           4,672,123                 $     0.62
                                                                                                                        ==========

   Effect of dilutive stock options                                               -              88,698
                                                                     --------------     ---------------

   Diluted EPS:
     Income available to common shareholders
       plus assumed stock options exercise                           $    2,899,215           4,760,821                 $     0.61
                                                                     =============================================================


Quarter ended June 30, 1998
---------------------------
   Basic EPS:
     Income available to common shareholders                         $    1,277,296           4,655,635                 $     0.27
                                                                                                                        ==========

   Effect of dilutive stock options                                               -             120,044
                                                                     --------------     ---------------
   Diluted EPS:
     Income available to common shareholders
       plus assumed stock options exercise                           $    1,277,296           4,775,679                 $     0.27
                                                                     =============================================================


Year ended June 30, 1998
------------------------
   Basic EPS:
     Income available to common shareholders                         $    2,517,641           4,603,671                 $     0.55
                                                                                                                        ==========

   Effect of dilutive stock options                                               -             148,426
                                                                     --------------     ---------------
   Diluted EPS:
     Income available to common shareholders
       plus assumed stock options exercise                           $    2,517,641            4,752,097                $     0.53
                                                                     =============================================================

NOTE 6.


RATE VOLUME ANALYSIS                                SECOND QUARTER 1999     SIX MONTHS ENDED JUNE 30, 1999
(Dollars in thousands)                                      VS                          VS
                                                    SECOND QUARTER 1998     SIX MONTHS ENDED JUNE 30, 1998
                                                INCREASE (DECREASE) DUE TO   INCREASE (DECREASE) DUE TO
                                                                  TOTAL                          TOTAL
                                                 VOLUME  RATE     CHANGE     VOLUME    RATE      CHANGE
------------------------------------------------------------------------     ----------------------------
INTEREST INCOME
  Investments:
    Mortgage-backed and related securities       $ 702   $ (51)   $ 651       $ 1,244   $ (151)   $ 1,093
    Interest-earning deposits with banks            (4)     (1)      (5)            7       (6)         1
    Other equity investments                         7      (6)       1            14       (6)         8
    U.S. Treasury and Govt. Agencies               147     (51)      96           164     (128)        36
                                                 ------  ------   ------       ------   ------     ------
      Total investments                            852    (109)     743         1,429     (291)     1,138

  Loans:
    Residential                                   (786)    (21)    (807)       (1,420)     (79)    (1,499)
    Residential construction                        72    (126)     (54)          183     (183)         -
    Multifamily                                    407    (263)     144           800     (399)       401
    Multifamily construction                        71     (34)      37           118      (68)        50
    Commercial real estate and Business            486    (163)     323           941     (321)       620
    Commercial real estate construction             34     (38)      (4)           67      (26)        41
    Consumer & Other                                70       1       71           167        6        173
                                                 ------  ------   ------       ------   ------     ------
      Total loans                                  354    (644)    (290)          856   (1,070)      (214)
                                                 -----------------------     -----------------------------

           Total interest income                 1,206    (753)     453         2,285   (1,361)       924

INTEREST EXPENSE
  Deposits:
    Money market deposit and checking              173     (28)     145           355      (69)       286
    Regular savings                                (14)    (11)     (25)          (33)     (23)       (56)
    Time deposits                                 (252)   (316)    (568)         (195)    (552)      (747)
                                                 ------  ------   ------       ------   ------     ------
      Total deposits                               (93)   (355)    (448)          127     (644)      (517)

  FHLB advances and other                          700    (177)     523         1,038     (311)       727
                                                 ------  ------   ------       ------   ------     ------
      Total interest expense                       607    (532)      75         1,165     (955)       210


       Net interest income                       $ 599   $(221)   $ 378       $ 1,120   $ (406)   $   714
                                                 ======  ======   =====       =======   =======   =======


NOTE 7.
SEGMENTS

The Bank is organized based on the products and services that it offers. Under this organizational structure, the Bank has 3 reportable segments: consumer banking, residential lending, and commercial lending.

Consumer banking offers depositor banking services, home equity lending, direct consumer loans, and consumer dealer financing contracts.

Residential lending offers conventional or government-insured loans to borrowers to purchase, refinance, or build homes, secured by one-to-four unit family dwellings. Embedded within the residential lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation generally retains the right to service the loans sold (i.e., collection of principal and interest payments) for which it receives a fee based on the unpaid principal balance. The servicing rights may be resold at opportune market conditions.

Commercial lending offers permanent and interim (construction) loans for multifamily housing (over 4 units), commercial real estate properties, and loans to small and medium-sized businesses for financing inventory, accounts receivables, equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

Financial information for the Bank's segments is shown below for the first quarter 1999 and 1998:

                                                    CONSUMER      RESIDENTIAL     COMMERCIAL
                                                     BANKING        LENDING         LENDING         TOTALS
                                                     -------        -------         -------         ------
QUARTER ENDED JUNE 30:

Revenues from external customers            1999    $2,276,536     $2,050,737      $6,532,278    $ 10,859,551
                                            1998     1,466,093      2,746,842       6,037,519      10,250,454

Revenues from other segments of the Bank    1999     4,212,680         69,186         395,294       4,677,160
                                            1998     5,439,312        114,535         376,814       5,930,661

Total Revenues                              1999     6,489,216      2,119,923       6,927,572      15,536,711
                                            1998     6,905,405      2,861,377       6,414,333      16,181,115

Net interest revenue                        1999     1,605,894        438,462       2,474,266       4,518,622
                                            1998     1,593,727        522,073       2,127,440       4,243,240

Income before federal income taxes          1999       255,527        394,409       1,703,770       2,353,706
                                            1998       303,757        325,749       1,414,374       2,043,880

Total assets as of June 30:                 1999   398,671,249     87,985,365     306,383,660     793,040,274
                                            1998   400,578,600    128,463,684     258,062,692     787,104,976

                                                    CONSUMER      RESIDENTIAL     COMMERCIAL
                                                     BANKING        LENDING         LENDING         TOTALS
                                                     -------        -------         -------         ------
YEAR-TO-DATE ENDED JUNE 30:

Revenues from external customers            1999   $ 4,375,472    $ 4,302,360    $ 12,733,749    $ 21,411,581
                                            1998     3,066,371      5,915,427      11,643,253      20,625,051

Revenues from other segments of the Bank    1999     8,755,866        149,988         779,488       9,685,342
                                            1998    10,644,903        238,298         729,551      11,612,752

Total Revenues                              1999    13,131,338      4,452,348      13,513,237      31,096,923
                                            1998    13,711,274      6,153,725      12,372,804      32,237,803

Net interest revenue                        1999     3,217,748        933,019       4,793,043       8,943,810
                                            1998     3,323,251      1,003,041       4,074,910       8,401,202

Income before federal income taxes          1999       497,841        842,270       3,265,304       4,605,415
                                            1998       880,786      1,172,399       2,733,048       4,786,233


Note 7.
Segments (continued)

Reconciliations of segment data to the Bank consolidated financial statements are shown in the table below. The amounts for the segments would differ from the actual consolidated financial statements due to a funds transfer pricing mechanism that uses internal, proxy market interest rates, and also, various methods for allocating costs.

                                                             YEAR-TO-DATE                    YEAR-TO-DATE
                                              QUARTER ENDED      ENDED       QUARTER ENDED       ENDED
                                                  1999           1999            1998            1998
                                                  ----           ----            ----            ----
TOTAL REVENUES FOR JUNE 30:

Segment total revenues                       $ 15,536,711    $ 31,096,923    $ 16,181,115    $ 32,237,803
Back out or add back:
   Revenues from other segments
      of the Bank                              (4,677,160)     (9,685,342)     (5,930,661)    (11,612,752)
   Revenues of administrative
      departments netted against
      overhead costs and reallocated
      as net costs                                174,589         439,702         225,629         439,496
                                             ------------    ------------    ------------    ------------
Consolidated Bank total revenues             $ 11,034,140    $ 21,851,283    $ 10,476,083    $ 21,064,547

NET INTEREST REVENUE FOR JUNE 30:

Segment net interest revenue                 $  4,518,622    $  8,943,810    $  4,243,240    $  8,401,202
Back out or add back:
   Difference between actual Bank
      interest expense and intersegment
      funding allocation                           23,416         (50,521)       (109,404)       (214,899)
   Interest revenues of administrative
      departments netted against
      overhead costs and reallocated
      as net costs                                138,556         329,828         168,622         323,165
                                             ------------    ------------    ------------    ------------
Consolidated Bank net interest revenue       $  4,680,594    $  9,223,117    $  4,302,458    $  8,509,468

INCOME BEFORE FEDERAL INCOME TAXES
FOR JUNE 30:

Segment pre-tax income                       $  2,353,706    $  4,605,415    $  2,043,880    $  4,786,233
Back out or add back:
   Unallocated loan loss provision               (285,000)       (435,000)       (100,000)       (200,000)
   Unallocated net expenses of
      administrative departments                        -               -         (16,932)       (789,582)
   Difference between actual total Bank
      funding cost and total
      intersegment funding allocation             156,236         217,188           8,349          17,957
                                             ------------    ------------    ------------    ------------
Consolidated Bank pre-tax income             $  2,224,942    $  4,387,603    $  1,935,297    $  3,814,608

TOTAL ASSETS AS OF JUNE 30:

Segment total assets                                         $793,040,274                     787,104,976
Back out or add back:
   Inferred intersegment interest earning
      assets on branch deposits                              (264,292,073)                   (321,528,028)
   Unallocated reserve for loan loss                           (5,984,891)                     (5,019,431)
   Unallocated nonearning assets of
      administrative departments                                7,598,970                      10,308,568
                                                             ------------                    ------------
Consolidated Bank total assets                               $530,362,280                    $470,866,085


                                     PART I
                              FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

         Consolidated Financial Statements of First Mutual Savings Bank begin on page 2.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the attached consolidated financial statements and notes thereto, and with the audited financial statements and notes thereto for the year ended December 31, 1998.

RESULTS OF OPERATIONS

         NET INTEREST INCOME

Net interest income increased $378,000, or 8.8%, in the second quarter of 1999 as contrasted with the same quarter in 1998. The net interest margin for the quarter was 3.65%, which compares to 3.69%, 3.79%, 3.89%, and 3.78%, for the quarters ended March 31, 1999, December 31, 1998, September 30, 1998, and June 30, 1998, respectively.

Net interest income improved principally as a result of an increase in earning assets, which contributed $599,000 in the second quarter. Offsetting the benefit from greater earning assets, which grew from $456,685,000 at June 30, 1998, to $514,811,000 at quarter-end June 1999, was the negative impact of $221,000 from a change in interest rates. The unfavorable change in the net interest margin is attributable to a greater decrease in interest income than the corresponding figure for interest expense. Interest income, as measured by the ratio of interest income/average-earning assets, dropped from 8.62% in the second quarter of 1998 to 7.99% in the same period in 1999. Interest expense, as gauged by the ratio of interest expense/average-earning assets, also decreased, falling from 4.84% in the second quarter of 1998 to 4.35% in 1999. Thus, even though the interest expense ratio fell .49%, the decline of .63% in the interest income ratio was significantly greater.

One of the factors that contributed to the decrease in the net interest margin was the Bank's 100.8% increase in investment securities. At June 30, 1999, investment securities totaled $109,499,000, up $54,979,000 from the prior year's balance of $54,520,000. The yield from investment securities is dramatically less than that received from the loan portfolio; for example, investment securities at quarter-end June 1999 had an average return of 6.08%, as compared to 8.19% for the loan portfolio.

The reason for the Bank's sudden increase in investment securities is somewhat arcane. Under certain conditions the relationship between Tier I and risk-adjusted capital is such that low-rate investment securities, because of their advantaged risk-adjusted capital status, can be acquired at rates of return on equity that are equal to or greater than portfolio loans. Unfortunately, the disadvantage to acquiring those securities is that the net interest margin is degraded.

Although investment securities will continue to be purchased in the normal course of business, the Bank has no present intent to acquire securities on the scale that occurred in the first half of 1999.

Net interest income year-to-date 1999 rose $714,000, or 8.4%, over the comparable period in 1998. Like the second quarter, the improvement in net interest income was the result of a growth in earning assets. Greater earning assets contributed $1,120,000, which was partially offset by an unfavorable variance of $406,000 in interest rates. See Note 6 for further information regarding volume and rate relationships affecting net interest income.

Although the Bank's loan portfolio is composed of adjustable-rate loans, totaling 86% of the portfolio, a sharp and rapid rise in interest rates would most likely further degrade the net interest margin. Rising interest rates generally increase the Bank's cost of funds faster than the yield on earning assets.

The provision for loan losses increased from $100,000 in the second quarter of 1998 to $285,000 in the like period in 1999. The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for possible loan losses inherent in the risk characteristics of the Bank's loan portfolio. In determining the appropriate reserve balance, the Bank takes into consideration the local and national economic outlook and the historical performance of the loan portfolio.

Of keen interest to the Bank is the mix of its loan portfolio. Currently 19.6% of the portfolio is residential loans, and the remaining 80.4% is composed of commercial, construction, and consumer loans. The residential figure of 19.6% compares, according to the first-quarter 1999 FDIC QUARTERLY BANKING PROFILE (latest available data), to 72.1% for FDIC-insured thrift institutions and 23.5% for FDIC-insured commercial banks. Management's assessment of this information is that its loan portfolio is closely related to that of a commercial bank.

The Bank's loan loss reserves to total loans ratio was 1.47% at June 30, 1999. The comparable ratios for FDIC-insured savings institutions and commercial banks, as of March 31, 1999, were .96% and 1.78%, respectively. Although the Bank's loan mix is similar to that of a commercial bank, and therefore arguably its ratio of loan loss reserves to total loans should correspond to the national average, management believes that the Bank's current ratio of nonperforming loans to assets warrants favorable consideration. As of quarter-end June 1999 the Bank's nonperforming assets to total assets ratio was .06%. That number compares to the state thrift average of .41% as of December 31, 1998, and the national ratios of .68% for savings institutions and .67% for commercial banks as of March 31, 1999.

In summary, the Bank's provision for loan loss reserves is based on historical credit analysis and an assessment of local and national economic conditions, and it appears to be reasonable in light of the national ratio for comparable loan portfolios, when tempered by the Bank's favorable nonperforming asset status.

         OTHER OPERATING INCOME

Gain on sale of loans, which amounted to $383,000 in the second quarter of 1999, is up 24.9% from $307,000 in the like quarter of 1998, and is comprised of three distinct categories--sale of mortgage servicing rights, secondary market fees, and mortgage servicing rights.

The gain from the sale of servicing rights totaled $348,000 in the quarter ending June 30, 1998, as compared to $550,000 this year. In the second quarter of last year the Bank sold $25 million, which compares to a sale of $40 million in the like period this year.

Year-to-date the gain from the sale of servicing amounted to $1,192,000 in 1998 and $1,022,000 this year. Total sales in 1998 were $118 million, and substantially greater than the $72 million in servicing sales in 1999. In the first quarter of last year the Bank sold approximately one-third of its servicing portfolio, $93 million, to mitigate the risk of an early prepayment of the servicing portfolio.

The Bank is committed this year to a best-efforts contract to sell servicing rights on a quarterly basis. In the third quarter the sale of the servicing portfolio is expected to be approximately $28 million, which is

30% less than the $40 million sale executed in the second quarter. Because of the rise in interest rates experienced in the first half of 1999 the Bank expects that the sale of servicing in the fourth quarter of 1999 will be substantially less than that anticipated in the forthcoming third quarter.

Secondary market fees are the cash gains or losses from the sale of loans into the securities market. Cash losses on loan sales of $39,853,000 in the second quarter of 1999 totaled $267,000. That figure compares to a loss of $96,000 on loan sales of $63,787,000 in the same quarter of 1998. The unfavorable comparison between 1998 and 1999 is attributable to both less favorable market conditions in 1999, and a decision this year to sell all of the servicing rights to third parties. In prior years a portion of the servicing rights had been sold to Fannie Mae to mitigate the loss from secondary market sales.

The year-to-date trend from the gain on sale of loans is similar to the second quarter results. In the first six months of 1999 income declined $185,000, from a loss of $289,000 in 1998 to a loss of $474,000.

The gains recorded for mortgage servicing rights are pursuant to Statement of Financial Accounting Standard (SFAS) No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which requires the capitalization of internally generated servicing rights. The amount recognized as income in the second quarter of 1998 totaled $54,000, as compared to $100,000 in the same period of 1999. The increase in mortgage servicing rights (MSR) income is largely the result of the change in practice discussed earlier of discontinuing the sale of a portion of the servicing rights to Fannie Mae.

The year-to-date results for MSR gains are comparable to the second quarter. MSR gains on loan sales of $90,911,000 in 1999 amounted to $229,000, as compared to $79,000 on loan sales of $99,939,000 a year earlier. Again, the change with Fannie Mae as to the amount of servicing retained by the Bank favorably affected the MSR gains realized in 1999.

Servicing fee income fell 11.6%, from $129,000 in the three months ending June 30, 1998, to $114,000 in the like quarter of 1999. Year-to-date servicing fee income is down $25,000, or 9.9%. In both the second quarter and year-to-date figures, servicing fee income was impacted by the size of the servicing portfolio, and the amount of amortization and loan prepayment interest netted against fee income. The servicing portfolio totaled $298 million at June 30, 1998, and has since declined to $237 million. The sale of servicing throughout 1998 and into the first half of this year has slowly eroded the balance of the portfolio. As it is the intent of management to continue the sale of servicing in 1999, the servicing portfolio will probably continue to decline.

A constructive influence in 1999 has been the decrease in the amortization of deferred loan origination costs and the loan prepayment interest expense. Those two elements of expense totaled $100,000 in the second quarter of 1998, dropping 24% to $76,000 in the comparable quarter of this year. Year-to-date the costs netted against service fee income have declined 24.7%, from $227,000 in 1998 to $171,000 this year.

As was noted earlier, although management currently anticipates the sale of newly-originated loan servicing assets, any number of events could occur to alter that policy, to include the amount of residential loans originated, and the Bank's assessment as to the relative benefits of selling or retaining servicing assets.

Fee income from deposits rose $43,000, or 85.7%, in 1999 on a quarter-to-quarter comparison. Contributing to the gain in deposit fees was the growth in money market and checking accounts. At June 30, 1998, money market and checking accounts totaled $85,328,000, and represented 21.4% of total deposits. At the end of second quarter 1999 the balance of those accounts was $103,413,000, and represented 26.2% of total deposits. In addition to the growth of fee-producing accounts the Bank has focused its attention on collecting the fees that it is due.

The year-to-date results for fees on deposits are comparable to the second quarter in that income has risen $62,000, or 62.4%. The same trends offsetting the second quarter favorably influenced the year-to-date figures.

         OPERATING EXPENSES

Salaries and employees benefits declined 11.5%, from $1,899,000 in the second quarter of 1998 to $1,680,000 in the same period this year. The drop in compensation costs is the result of a number of offsetting variables--bonus compensation for the staff, commissions paid to loan officers, and SFAS No. 91 benefits.

Bonus compensation for the staff declined from $358,000 in the second quarter of 1998 to $85,000 in the same period this year. Year-to-date bonus compensation amounted to $392,000 in 1998, a figure only modestly greater than the $384,000 expense in the first half of 1999. Bonus compensation is largely composed of the staff performance bonus, which is accrued throughout the year based on the Bank's estimate of its obligation at year-end. It is not uncommon for quarter-to-quarter comparisons to vary depending on the outlook for net income at any point in time.

Commissions paid to loan officers dropped dramatically in the second quarter of 1999, from $273,000 in 1998 to $133,000 this year. For the first six months of 1999 loan officer commissions amounted to $325,000, down 15.1% from $383,000 in the like period of 1998. Residential loans, which constitute the predominant source of commission expense, fell from $58 million in the second quarter of 1998 to $28 million in the same quarter this year. Because of the increase in mortgage rates since the first of the year, the Bank anticipates that the third and fourth quarters of 1999 will continue to experience a sharp drop in residential loan originations as compared to the last half of 1998. Accordingly, loan officer commission expense should continue to be significantly less than that incurred in the prior year.

Also affecting compensation expense is the capitalization of direct loan origination costs, as required by SFAS No. 91. In accordance with SFAS No. 91, standard loan costs are determined annually for common loan types. The predetermined standard loan costs are deducted from operating expenses with the net figures reported in the financial statements. Both the volume of loans originated in a period and the type of loans will affect the amount capitalized. In the second quarter of 1998, direct incremental costs totaling $399,000 were netted against salaries and employees benefits expense. The comparable figure for the same period in 1999 is $277,000. Year-to-date the SFAS No. 91 benefit amounted to $773,000 in 1998, as compared to $627,000 this year.

The direction for salaries and employees benefits for the first six months of 1999 parallels that of the second quarter. Salaries and benefits dropped $517,000, or 12.5%. In addition to the items previously discussed, costs were further impacted in the first half of 1998 from discretionary bonuses, totaling $808,000, paid to directors and senior management.

Other operating expenses increased 32.6%, from $692,000 in the second quarter of 1998 to $918,000 in the like period in 1999. The comparable figures for the first six months of 1998 and 1999 were $1,366,000 and $1,650,000, respectively. The key variants in expense were legal and outside services. Legal costs jumped from $19,000 in the three months ending June 30, 1998, to $109,000 this year. The year-to-date totals were $45,000 in 1998 and $216,000 in 1999. The increase in expense in both periods is largely due to the formation of a bank holding company. The Bank is hopeful that the holding company will be approved in the third quarter. Outside service costs also increased in the second quarter and year-to-date 1999. Second quarter expenses rose from $16,000 in 1998 to $107,000 this year. In the first half of 1999 expenses totaled $138,000, as compared to $33,000 a year earlier. In July of last year the Bank engaged outside consultants to review the operating procedures of the Bank and to implement improvements as needed. That project was completed in the second quarter of 1999, and consulting costs associated with that project have ceased.

         NET INCOME

Net income increased 15.1%, from $1,277,000 in the second quarter of 1998 to $1,470,000 in the second quarter of 1999. The improvement in net income was a reflection of higher net interest income, improved fee income, and reduced operating expenses.

BUSINESS SEGMENTS

The Bank has identified three distinct segments of business for the purposes of management reporting. (See Note 7 to the Financial Statements.) Segment results are determined based on the Bank's management accounting process, which assigns balance sheet and income statement items to each responsible business unit. This process is dynamic and somewhat subjective. Unlike financial accounting, there is no body of guidance for management accounting equivalent to generally accepted accounting principles.

The management accounting process measures the performance of the business segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. Changes in management structure and/or the allocation process may result in changes in allocations, transfers, and assignments.

         CONSUMER BANKING

Income before taxes for the consumer-banking segment dropped sharply from $304,000 in the second quarter of 1998 to $256,000 in the same quarter in 1999. Adversely impacting the consumer-banking segment was a decline in non-interest income and increased operating expenses, both of which were partially compensated for by an increase in net interest income.

Non-interest income fell from $156,000 in the three months ending June 1998, to $142,000 in the same quarter this year. The decline in non-interest revenues for the consumer-banking segment is principally due to the decrease in fee income in the Home Equity Loan Department. Fee income in the second quarter of 1999 amounted to $4,000, a drop of $30,000 from the same period in 1998. Loan sales in that department are down substantially in 1999, as compared to the second quarter of 1998.

Operating expense rose $46,000, or 3.2%, on a quarter-to-quarter comparison. Operating expenses would have further increased if not for the decline in staff bonus compensation, which dropped $273,000, or 76.3% bankwide.

Net interest income was up slightly, $12,000, for this business segment, rising from $1,594,000 in the second quarter of 1998 to $1,606,000 this year. The net interest margin remained the same for both periods at 1.61%. Contributing to the modest .75% increase in net interest income was the de minimus growth in average assets, to $398,387,000 in the second quarter of 1999, as compared to $396,929,000 last year.

The trend year-to-date is similar to the second quarter, although the decline in income before tax is far more dramatic, dropping 43.5% from $881,000 in the first half of 1998 to $498,000 this year. Non-interest income was down, operating expense rose, and net interest income declined.

Non-interest income for the first six months of 1998 totaled $287,000, as compared to $272,000 this year. Again, the Home Equity Department accounted for most of that decline, wherein fee income decreased from $52,000 in the first half of 1998 to $18,000 in 1999.

Operating expenses were up $262,000, or 9.6% on a six-month-to-six-month comparison. Impacting the first half of 1999, as compared to 1998, was a full six-month's operating expenses for the Bellingham Office, as compared to only a few months in 1998.

Net interest income fell $106,000, or 3.17%, from $3,323,000 in the first half of 1998 to $3,218,000 in 1999. Although average assets, year-to-date 1999, are $406,740,000, as compared to $387,133,000 in 1998, the decline in net interest margin more than offsets the growth in assets. The net interest margin for the six months ending June 30, 1998, was 1.72%, which compares to 1.58% year-to-date 1999.

         RESIDENTIAL LENDING

Income before taxes increased $69,000, or 21.1%, for the residential lending segment, from $326,000 in the second quarter of 1998 to $394,000 in 1999. This segment benefited more from timing than a change in core earnings. The Bank executed a sizable sale of servicing at the same time that residential loan originations dropped, resulting in a decrease in loan officer commissions.

The Bank executed a sale of the mortgage-servicing portfolio of $40 million in the second quarter of 1999. That figure compares to a sale of $25 million in the same quarter of 1998, and $32 million in the first quarter of this year. The sale of servicing is expected to drop to $28 million in the third quarter of 1999, with a substantial further decline in the fourth quarter.

Because of the materially larger sale of servicing in the second quarter of 1999, as compared to the previous year, non-interest income rose $111,000, or 27.9%, from $398,000 in 1998 to $509,000 this year.

Operating expenses dropped $42,000, or 7%, from $594,000 in the three months ending June 30, 1998, to $553,000 in the like period of 1999. Contributing to that decrease in operating expenses was a decline in commissions paid to loan officers, from $220,000 in the second quarter of 1998 to $62,000 this year. Residential loan originations totaled $58 million in the second quarter of 1998, and have dropped to $28 million this year. The Bank anticipates that the third and fourth quarters of 1999 will continue to experience a decrease in residential loan originations.

Net interest income also declined for this business segment, from $522,000 in the second quarter of 1998 to $438,000 this year. Average assets fell for this segment, from $136,759,000 at June 30, 1998, to $93,745,000 a year later. On a positive note, the net interest margin improved significantly, from 1.53% in the second quarter of 1998 to 1.87% in 1999. For a number of years the Bank has favored commercial real estate, consumer, and business banking loans over residential home products, as the average yields on those loans are significantly higher than residential loans.

The year-to-date trend for residential lending is a sharp contrast to that of the second quarter. Net income before taxes is down $330,000, or 28.2%, from $1,172,000 in the first half of 1998 to $842,000 this year. Both non-interest and net interest income are down and operating expenses have increased.

Non-interest income fell from $1,165,000 in the first six months of 1998 to $1,052,000 this year. The drop in non-interest income is principally related to the unusually large sale of servicing, $93 million, in the first quarter of 1998. In the first quarter of last year the Bank sold approximately one-third of its servicing portfolio to mitigate the risk of an early prepayment of the servicing portfolio.

Net interest income also declined, from $1,003,000 in the first half of 1998 to $933,000 in the like period of 1999. Although the net interest margin increased for this segment, from 1.59% in 1998 to 1.91% this year, the fall in average assets, from $126,435,000 in 1998 to $97,503,000 this year, more than offset the improvement in the net interest margin.

Operating expenses increased $146,000, or 14.7%, from $996,000 in the first two quarters of 1998 to $1,142,000 this year. Even though loan officer commission expense declined on a year-to-date basis, from $322,000 in 1998 to $212,000 this year, the decrease in SFAS No. 91 benefits exceeded the drop in commission expense. Because of the decline in residential loan volume, from $121,770,000 year-to-date 1998 to $76,769,0000 this year, the SFAS No. 91 benefit fell from $298,000 in the first half of 1998 to $178,000 in 1999.

         COMMERCIAL LENDING

Income before taxes for this business segment rose $289,000, or 20.5%, from $1,414,000 in the second quarter of 1998 to $1,704,000 in the like period of 1999. Net interest revenue grew $347,000, while operating expenses increased $79,000.

Net interest revenue benefited from a $46,555,000, or 18.4%, increase in average assets. Average assets rose from $253,077,000 in the second quarter of 1998 to $299,632,000 this year. Partially offsetting the benefit from the growth in assets was a modest decline, from 3.36% in 1998 to 3.30% this year, in the net interest margin.

Operating expenses rose $79,000, or 10.1%, from $779,000 in the second quarter of 1998 to $858,000 in the like quarter of 1999. Increased operating costs were largely due to a rise in loan officer commissions in the Income Property Department, and greater operating costs in the business banking area.

In contrast to the residential lending segment, where commission expense declined in the second quarter of 1999, commission expense in the commercial lending segment rose 40%, from $50,000 in the second quarter of 1998 to $70,000 in the like period of 1999. Also contributing to the increase in operating costs for this business segment was the expansion of the business banking function. Costs associated with that activity have increased 34.9%, from $66,000 in the second quarter of 1998 to $89,000 this year.

The year-to-date trend parallels the second quarter. Income before federal income taxes has risen $532,000, or 19.5%, from $2,733,000 in 1998 to $3,265,000 in 1999. Net interest revenue is up 17.6%, and operating costs have increased 11.8%.

Net interest income jumped $718,000, from $4,075,000 in the first two quarters of 1998 to $4,793,000 in the same period in 1999. Average assets have grown 17.7%, from $246,691,000 in 1998 to $290,309,000 this year. The net interest margin remained the same for both periods at 3.30%.

Operating expenses year-to-date are up $176,000, from $1,487,000 in the first half of 1998 to $1,663,000 this year. Like the second quarter, commission expense and increased operating costs for the Business Banking Department contributed significantly to the year-to-date difference. Commission expense for the first six months of 1999 was $111,000, as compared to $59,000 a year ago. Commercial real estate loans originated amounted to $71 million in 1999, which compares to $58 million in the prior year. Costs related to the business banking function were $190,000 year-to-date 1999, as contrasted with $126,000 in 1998.

FINANCIAL CONDITION

Assets increased 8.4%, from $489,230,000 at year-end 1998, to $530,362,000 as of
June 30, 1999. The change in assets is principally the result of an increase in portfolio loans and investment securities, offset by a decline in loans held for sale.

Loans receivable rose from $365,104,000 at year-end 1998, to $391,975,000, an increase of 7.4% in six months. The growth in loan balances is largely due to an increase in the commercial real estate loan portfolio. Loan originations for commercial real estate totaled $71 million in the first half of 1999 as compared to $58 million in the same period the previous year.

Loans held for sale declined 48.5%, from $27,371,000 at year-end 1998, to $14,104,000 as of June 30, 1999. Due to generally rising interest rates, loans originated for mortgage banking activities have dropped on a year-to-year comparison by $31,116,000, or 28.6%. Interest rates have continued to increase since June 30, 1999, which would at the present time most likely indicate a further decrease in loan originations and loans held for sale.

Security investments (securities available for sale and mortgage-backed and other securities held to maturity) increased $27,398,000, or 33.4%, from December 31, 1998, to the end of the second quarter 1999. As was noted earlier, the Bank acquired investment securities to take advantage of a favorable relationship between its Tier 1 and risk-adjusted capital ratios.

The Bank classifies investment securities in one of the following categories: 1) trading, 2) available for sale, or 3) held to maturity. Securities classified as AVAILABLE FOR SALE are reviewed regularly and any unrealized gains or losses are recorded in the shareholders' equity account. At June 30, 1999, the balance of the unrealized loss, net of federal income taxes, was $530,000, which compares to an unrealized loss at year-end 1998 of $12,000. Generally, falling interest rates will increase the amount recorded as unrealized gain, and rising rates will decrease any unrealized gains, as the market value of securities inversely adjusts to the change in interest rates.

Real estate held for sale and nonperforming loans totaled $296,000 at June 30, 1999, and constituted a ratio of .06% of assets. That figure compares to the national thrift average of .68% (FDIC Quarterly Banking Profile, first quarter
1999).

Deposits declined $15,965,000, or 3.9%, in the first six months of 1999. The Bank is concerned about this trend as continued erosion of the deposit base could eventually seriously degrade the Bank's ability to fund the growth of earning assets. Actions taken to date to correct this problem include new leadership at the division level, new incentive programs for the branch managers and assistant managers, and new performance evaluation models. The recent results from those changes have been encouraging. Deposits reached a low point of $390 million in May and as of July 31, 1999 have returned to $399 million, a 2.3% improvement in two months.

The Federal Home Loan Bank (FHLB) advances grew from $31,765,000 at year-end 1998 to $91,543,000 as of the end of the second quarter. The $59,778,000, or 188.2%, increase in FHLB advances largely reflects the $27 million rise in security investments, the $14 million growth in loans, and the $16 million drop in deposits. As of June 30, 1999, the Bank had the capacity to borrow up to $186 million in FHLB advances, subject to sufficient collateral to support those advances. At the present time the Bank is capable of funding its banking activity through its credit line with the FHLB. However, management believes that continued reliance on the FHLB and other wholesale sources of funds is less desirable than the utilization of retail deposits.

         LIQUIDITY AND CAPITAL RESERVES

Cash, as reported in the Statement of Cash Flows, fell by $213,000 in the first six months of 1999. The deposit flows for the first half of 1999 were negative, and the Bank added substantially to its investment securities and loan portfolios.

The Bank's long-term liquidity objective is to fund growth through consumer deposits. Whenever that source is inadequate to meet the Bank's asset growth requirements, FHLB advances are normally accessed. The current ratio of FHLB advances to assets is 17.3%, which is below the Bank's credit limit of 35% of assets. Other sources of liquidity include the sale of loans into the secondary market, net income after the payment of dividends, and reverse repurchase agreement credit lines of $82,000,000.

The FDIC's statutory framework for capital requirements establishes five categories of capital strength, ranging from a high of well capitalized to a low of critically under-capitalized. An institution's category depends upon its capital level in relation to relevant capital measures, including a risk-based capital measure, a leverage capital measure, and certain other factors. At June 30, 1999, the Bank exceeded the capital levels required to meet the definition of a well-capitalized institution:

                                                              First Mutual              FDIC requirement
                                                              Savings Bank              for well-capitalized
                                                              June 30, 1999             institutions
                                                              -------------             --------------------
         Leverage Ratio                                             7.17%                    5.00%
         Tier I Risk-Based Capital Ratio                           10.34%                    6.00%
         Total Risk-Based Capital Ratio                            11.59%                   10.00%

YEAR 2000 ISSUES

The paragraphs in this section constitute a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act. The Bank relies on third-party vendors for almost all of its data processing and telecommunications systems. Consequently, its efforts to ensure that the Bank is ready for Year 2000 and that there are no meaningful interruptions to its operations are necessarily dependent on the performance of those vendors and adequate testing by the vendors and the Bank.

To date the Bank has conducted a comprehensive review of its computer systems to identify applications that could be affected by Year 2000. It has surveyed its vendors to find out their status in addressing Year-2000 issues and has monitored their progress.

The Bank's primary data processor supports its deposit, loan, general ledger, customer information file, accounts payable, and fixed-assets accounting systems. This processor completed its programming efforts during the second quarter 1998 and indicated that the Bank was now running, on what the processor believed, was Year-2000-ready software and hardware. During the third quarter the Bank conducted an extensive test of the software on a separate test computer provided by the processor to its clients. The computer was set ahead to the end of 1999 and rolled through January 3, 2000; in addition, it was also run through the end of February 2000 to test for leap year. Only a few minor errors were identified, and not all of them were date related. The processor has reported that all errors discovered by its clients during testing have been corrected. All of the other dates recommended for testing by the Federal Financial Institutions Examination Council were separately tested by the processor; a single Year-2000-related error was discovered, and it has been corrected. This processor will not be charging the Bank, nor its other clients, for expenses related to remediating its software to address Year-2000 issues.

In the Bank's initial assessment, most of the Bank's other third-party vendors indicated that their systems would be Year-2000 ready by the end of 1998. The Bank has tested those systems judged to be critical to its operations. Many of these services (such as check processing, automated teller machine transactions, automated clearinghouse transactions, and investor reporting) interface with the Bank's primary data processor, and were tested in conjunction with that processor. The testing was completed by June 30, 1999, and no material problems were discovered.

While the Bank does not operate any mainframe computers, it does run several local area networks to support personal-computer workstations running standardized word processing, spreadsheet, and database software to support its operations. All models of the personal-computer workstations, and most of the individual workstations, have been tested for Year-2000 functionality. All of the workstations are Year-2000 ready. A total of six personal computers have been replaced through normal attrition; one of the servers for a local area network likewise needed replacement. The Bank anticipates no other material expense related to their replacement. Likewise, the standardized software has been tested for all critical systems and found to be Year-2000 ready. The Bank does not expect that any additional material investment will be required to replace any of the personal-computer hardware or software at this point in time. If it becomes advisable to replace one or more of these systems, the investment would likely be a material amount.

In addition to computer software, it is possible that computer hardware and other equipment used in the Bank's operations or buildings may have microprocessors with Year-2000 issues. Most of the hardware involved in the Bank's networks and work stations has been replaced over the past several years for reasons unrelated to Year 2000. In addition, surveys have been completed of items such as heating and cooling systems, vault doors, automated teller machines, and security systems. No material investments are expected related to Year-2000 readiness for these ancillary systems.

Most of the Bank's costs in this effort has involved the time of its existing staff; no one has been hired whose job is primarily related to Year-2000 issues. The Bank does not expect the cost of this project to have a material effect on its financial position or results of operations. The costs of changing to alternate vendors, or replacement of one or more in-house systems, would be material and, while not expected, could be incurred if, despite satisfactory testing, a system or service provides performance results which are unacceptable to the Bank.

After the Bank identified its significant vendors, it concentrated its efforts on determining where they are in the process of ensuring their services will be Year-2000 ready, monitoring their progress, and testing their systems. A contingency plan to deal with systems that may unexpectedly fail once Year 2000 arrives has been completed. Training on alternate procedures should a system fail and testing the use of those procedures will occur during the third and fourth quarters of this year.

The Bank's operations are very dependent on the availability of utility services such as electrical power and telephone services. The Bank is monitoring their progress on Year-2000 preparedness through information posted by them on the Internet.

The Bank operates within the lending and banking community including the check clearing houses. In common with other financial institutions, it has the inherent risk that a failure of any significant system of interchange among the financial institutions, or the failure of a system within one or more large banks in the Bank's geographic area, could have a material adverse effect on the Bank.

While the Bank currently believes that Year 2000 will not pose significant operational problems, there can be no assurance that its systems and the systems of other companies on which the Bank relies will perform in all respects as expected from testing, or that any significant failures would not have a material impact on the operations of the Bank.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         There has been no material change in the Bank's Market risk position from the end of the preceding fiscal year, December 31, 1998.


                                   PART II
                              OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         First Mutual has certain litigations and negotiations in progress resulting from activities arising from normal operations. In the opinion of management, none of these matters is likely to have a material adverse effect on the Bank's financial position.

ITEM 2.  CHANGES IN SECURITIES

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

         The Annual Meeting of Shareholders of First Mutual Savings Bank was held on April 22, 1999. The results of votes on the matters presented at the Meeting are as follows:

1. The following individuals were selected as directors, each for a three-year term:

                                            Votes for                Votes withheld
                                            ---------                --------------
         Mary Case Dunnam                   3,959,663                       36,563
         George W. Rowley, Jr.              3,962,601                       33,625
         John R. Valaas                     3,961,814                       34,412
         H. Scott Wallace                   3,960,974                       35,252

The terms of Directors F. Kemper Freeman, Jr., James J. Doud, Jr., Janine Florence, Victor E. Parker, Richard S. Sprague, William E. Tremper, and Robert
C. Wallace continue.

ITEM 5.  OTHER INFORMATION

         The Bank filed notices and applications with the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Bank (FRB), and the Washington State Department of Financial Institutions to effect a corporate reorganization culminating in the formation of a bank holding company to be named First Mutual Bancshares, Inc. Upon consummation of the transaction, First Mutual Savings Bank will become a subsidiary of the holding company and will be named First Mutual Bank. The FDIC, FRB, and the Washington State Department of Financial Institutions have conditionally approved the transaction. There is no change in control associated with this reorganization.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         During the quarter, the Bank did not file any Current Report on Form
8-K.


FORWARD-LOOKING STATEMENTS DISCLAIMER

Except for historical information, matters described herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They are subject to risks and uncertainties that could cause actual results to differ materially. Among these are governmental fiscal policy, general interest rate changes, and other economic, competitive and operational factors.

These are some examples. Management's expectations concerning Year 2000 costs are based on test results to date. These expectations may not be achieved if additional testing, or the Bank's operating experience, show that greater changes are necessary. The Bank's goal to increase its non-residential lending depends upon healthy economic growth in the Bank's local area, as well as competitive factors. If generally adverse economic conditions were to prevail, the goal would be less likely to be realized and the goal itself might be revised. The sale of servicing rights is a decision based in part on interest rate expectations, as to which there is no certain predictability. The market for servicing rights is similarly affected by the interest rate expectations of potential purchasers. It is possible that the Bank may, at times, be unable to market servicing rights at a price acceptable to the Bank.

First Mutual Savings Bank disclaims any obligation to announce publicly future events or developments which affect the forward-looking statements herein.

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         FIRST MUTUAL SAVINGS BANK

                                         /s/ John R. Valaas
                                         ------------------------------
                                         John R. Valaas
                                         President and Chief Executive Officer

                                         /s/ Roger A. Mandery
                                         ------------------------------
                                         Roger A. Mandery
                                         Executive Vice President
                                         (Principal Financial Officer)